UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 June 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 June 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 June 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 June 2012)	Announcement Company announces appointment of Mr Ho KwonPing to its Board as a non-executive director, effective 1 October. (22 June 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 June 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 June 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 June 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 June 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer and Mr Fennell inform the Company of their beneficial interests.

(11 June 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 June 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 June 2012)	Announcement Company announces director declaration. (28 June 2012)
Announcement Company announces completion of Public Offer to acquire additional 10.62% stake in Halico. (15 June 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 June 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 June 2012)	Announcement Company announces total voting rights. (29 June 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 June 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 24 July 2012	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:04 01-Jun-2012
Number	21504-153C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 36,507 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,080.32 pence per share.

Following this release, the Company holds 248,791,932 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,323,403.

John Nicholls

Deputy Company Secretary

1 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:46 06-Jun-2012
Number	21445-1AB3

TO:	Regulatory Information Service
PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,691 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,783,241 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,332,744.

John Nicholls

Deputy Company Secretary

6 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:29 08-Jun-2012
Number	21529-57EF

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 61,306 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,721,935 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,394,050.

John Nicholls

Deputy Company Secretary

8 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 11-Jun-2012
Number	21409-0877

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,393 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,720,542 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,395,443.

John Nicholls

Deputy Company Secretary

11 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:08 11-Jun-2012
Number	21504-420E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 11 June 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 11 June 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	12

PS Walsh	12

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 June 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	12

D Gosnell	12

J Grover	12

A Morgan	12

G Williams	12

I Wright	12

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £16.14.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 11 June 2012 from Dr FB Humer, a director of the Company, that he had purchased 514 Ordinary Shares on 11 June 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £16.14.

3. It received notification on 11 June 2012 from Andrew Fennell, a PDMR, that Mrs E Fennell (being Mr Fennell's Spouse) holds 3,120 Ordinary Shares in her own name.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	40,533

D Mahlan	94,879 (of which 94,534 are held as ADS)

PS Walsh	651,579

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,823

A Fennell	9,694

D Gosnell	81,490

J Grover	154,939

A Morgan	150,827

G Williams	173,937 (of which 6,424 are held as ADS)

I Wright	36,389

J Nicholls

Deputy Company Secretary

11 June 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:56 13-Jun-2012
Number	21556-E56A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 17,356 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,703,186 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,412,799.

John Nicholls

Deputy Company Secretary

13 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Acquires additional 10.62% stake in Halico
Released	07:00 15-Jun-2012
Number	4181F07

RNS Number : 4181F

Diageo PLC

15 June 2012

15 June 2012

Diageo completes Public Offer to acquire additional 10.62% stake in Halico

Diageo, the world's leading premium drinks business, has successfully closed its Public Offer to acquire an additional 10.62% stake in Hanoi Liquor Joint Stock Company ("Halico") in Vietnam for a consideration of approximately £14.0 million. The Public Offer opened on 11 May 2012 and closed on 14 June 2012.

Diageo expects to complete the transaction on 24 June 2012.  Following the full completion of the Public Offer, Diageo's total equity stake in Halico will be 45.52%.  The price of the Public Offer was VND 213,600 per share, the same price as Diageo's previous purchases of Halico shares.

Diageo entered into a Strategic Partnership Agreement with Halico, Vietnam's leading domestic branded spirits producer with the number one vodka brand, Vodka Hanoi, in January 2011.  This latest Public Offer, to increase its equity stake in Halico, further demonstrates Diageo's commitment to work with Halico in the rapidly growing Vietnamese branded spirits sector. As Halico's strategic partner, Diageo will continue to assist Halico in enhancing its capabilities across a range of functions, including innovation, branding, supply and distribution. Diageo will remain a long term equity investor in Halico.

Ho Van Hai, Director of Halico, said: "Diageo continues to demonstrate its commitment under the Strategic Partnership Agreement, assisting Halico to strengthen the Vodka Hanoi brand.  We look forward to long term co-operation between Diageo and Halico under the Strategic Partnership Agreement and the positive effects it will continue to have on our business."

Gilbert Ghostine, President of Diageo Asia Pacific commented: "We are pleased to further participate in Halico's growth potential and success by increasing our equity investment, which is an expression of our long term commitment both to Halico and to Vietnam."

Diageo will independently continue to develop its international premium spirits portfolio in Vietnam, led by Johnnie Walker, Smirnoff and Baileys, through its wholly owned subsidiary Diageo Vietnam, Limited.

-ENDS-

Investor enquiries:

Angela Ryker Gallagher

+44 (0)20 8978 4911

Agnes Bota

+36 1 580 1022

investor.relations@diageo.com

Media enquiries:

Kirsty King

+44 (0)20 8978 6855

media.comms@diageo.com

Editor notes

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.  Celebrating life, every day, everywhere.

About Halico

Halico was founded in 1898 and is the largest domestic branded spirits producer in Vietnam. The business produces and supplies spirits to a diverse range of customers across Vietnam. Halico's main brand is Vodka Hanoi. Hanoi Beverage Company is the largest shareholder of Halico, holding approximately 54% of its equity.  Diageo has built its 45.52% equity stake in Halico, in the following stages:

•	Diageo acquired 18.67% equity stake from VinaCapital

•	Diageo acquired 6.26% equity stake from other shareholders by way of an over the counter acquisition

•	Diageo acquired 5.07% equity stake via 1st Public Offer

•	Diageo acquired 4.9% equity stake from VinaCapital

•	Diageo acquired 10.62% equity stake via 2nd Public Offer

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission ("SEC"). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:08 15-Jun-2012
Number	21507-2848

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 26,962 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,676,224 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,439,761.

John Nicholls

Deputy Company Secretary

15 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:13 18-Jun-2012
Number	21412-43BB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,647 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,671,577 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,444,408.

John Nicholls

Deputy Company Secretary

18 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 20-Jun-2012
Number	21354-D296

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 45,824 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,625,753 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,490,232.

John Nicholls

Deputy Company Secretary

20 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Appointment to Board of Directors
Released	11:00 22-Jun-2012
Number	9534F11

RNS Number : 9534F

Diageo PLC

22 June 2012

22 June 2012

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Diageo has announced the appointment of Mr Ho KwonPing to its Board as a non-executive director, effective 1 October. His responsibilities will include membership of the Audit, the Nomination and the Remuneration Committees.

Mr Ho is Executive Chairman and founder of Banyan Tree Holdings, Ltd. Listed on the Singapore Stock Exchange, the group develops, owns and operates lifestyle facilities including 30 hotels and resorts, over 60 spas and 80 retail galleries as well as two golf courses in close to 30 countries worldwide. Mr Ho is also an advisor to the global investment bank Moelis & Co.

Previously, Mr Ho has served as a non-executive director at Singapore Airlines Ltd and Standard Chartered Plc as well as Chairman of MediaCorp Pte Ltd and Singapore Power Ltd.

Commenting on the appointment, Diageo Chairman Dr Franz Humer said:

"Mr Ho has wide experience of building a leading luxury brand in Asia. He brings to Diageo valuable new perspectives and a deep understanding of the Asian consumer. He also has substantial international experience. I look forward to welcoming him to the Board and look forward to his contributions to our deliberations."

ENDS

Investor enquiries

Agnes Bota

+36 1 580 1022

Angela Ryker Gallagher

+44 (0)20 8978 4911

investor.relations@diageo.com

Media enquiries

Kirsty King

+44 (0)20 8978 6855

media.comms@diageo.com

Notes to Editors

About Mr Ho

Mr Ho KwonPing is Executive Chairman of Banyan Tree Holdings, Ltd., which owns both listed and private companies engaged in the development, ownership and operation of hotels, resorts, spas, retail galleries and other lifestyle properties around the world.

Ho KwonPing was educated in Tunghai University, Taiwan; Stanford University, California and the University of Singapore. He worked as a journalist and was the Economics Editor of the Far Eastern Economic Review. He joined the family business in 1981. In 1994 he launched Banyan Tree Hotels and Resorts. Banyan Tree has grown to more than 30 hotels and resorts, over 60 spas and over 80 retail galleries, as well as two golf courses. With a strong presence in China, Banyan Tree will double its number of properties by 2015.

In May 2000, Mr Ho was conferred an honorary doctorate by Johnson & Wales University, and later received the London Business School 2005 Entrepreneurship Award. In 2008, he was named CEO of the Year at the Singapore Corporate Awards. In 2009, he was the recipient of the Hospitality Lifetime Achievement Award at the China Hotel Investment Summit in Shanghai.  As Chairman of Singapore Management University (SMU), Mr Ho was awarded the Singapore Government's Meritorious Service Medal for his contribution in the founding of SMU. In 2010, he became the first Asian to receive the ACA (American Creativity Association) Lifetime Achievement Award in recognition of his creativity and innovation in various spheres of endeavour. In 2011, he was voted top Thinker in Singapore in the Yahoo! Singapore 9 Awards, a testament to his business innovations and leadership in civic causes.

Mr Ho was born in 1952. He is married to Claire Chiang, Senior Vice President, Banyan Tree Holdings Limited. They have three children - two sons and a daughter.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:08 22-Jun-2012
Number	21607-B4CA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 40,282 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,585,471 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,530,514.

John Nicholls

Deputy Company Secretary

22 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:00 25-Jun-2012
Number	21457-7974

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 6,984 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,578,487 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,537,498.

Paul Tunnacliffe

Company Secretary

25 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:11 27-Jun-2012
Number	21510-A2F5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 34,286 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,544,201 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,571,784.

Paul Tunnacliffe

Company Secretary

27 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director Declaration
Released	15:47 28-Jun-2012
Number	21544-B865

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Mr Ho KwonPing, who was appointed a director of the Company with effect from 1 October 2012 (as previously announced).

a: in respect of Listing Rules paragraph 9.6.13 (1), Mr Ho is a director of Banyan Tree Holdings Limited, Laguna Resorts & Hotels Public Company Limited and Thai Wah Food Products Public Company Limited. Mr Kwonping was formerly a director of Singapore Airlines Limited.

b: in respect of Listing Rules paragraph 9.6.13 (3), Mr Ho was a director of Thai Wah Public Company Limited ("TWC") from 25 April 1986 to 11 April 2003. On 26 July 2000, TWC filed a business rehabilitation petition with the Central Bankruptcy Court in Thailand ("CBC") when it was unable to meet its loan and interest repayments. CBC ordered the business rehabilitation of TWC on 21 August 2000 and terminated the business rehabilitation on 17 May 2007. TWC is listed on the stock exchange of Thailand and is now known as Universal Starch Public Company Limited.

c: in respect of Listing Rules paragraphs 9.6.13 (2) and 9.6.13 (4) to (6), there are no such details to disclose.

P D Tunnacliffe

Company Secretary

28 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:47 29-Jun-2012
Number	21547-30D8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 71,924 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,472,277 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,643,708.

Paul Tunnacliffe

Company Secretary

29 June 2012

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:52 29-Jun-2012
Number	21548-468F

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,115,985 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,472,277 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,643,708 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Paul Tunnacliffe

Company Secretary

29 June 2012